                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549



                                  SCHEDULE 13G


                   Under the Securities Exchange Act of 1934

                              (Amendment No. 1) *



                           Community Financial Corp.
             ----------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
             ----------------------------------------------------
                         (Title of Class of Securities)

                                  20364V 10 9
                     --------------------------------------
                                 (CUSIP Number)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of the section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 9 pages

-----------------------                                   --------------------
 CUSIP NO. 20364V 10 9                13G                   Page 2 of 9 Pages
-----------------------                                   --------------------


--------------------------------------------------------------------------------
1  NAME OF REPORTING PERSON:  Community Financial Corp. Employee Stock
   Ownership Plan

   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
   37-1344248
--------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
                                                                       (a) [x]
                                                                       (b) [_]
--------------------------------------------------------------------------------
3  SEC USE ONLY

--------------------------------------------------------------------------------
4  CITIZENSHIP OR PLACE OF ORGANIZATION

   State of Illinois
--------------------------------------------------------------------------------
         NUMBER OF           5  SOLE VOTING POWER          0
          SHARES
                          ------------------------------------------------------
       BENEFICIALLY          6  SHARED VOTING POWER        210767
         OWNED BY
                          ------------------------------------------------------
           EACH              7  SOLE DISPOSITIVE POWER     0
         REPORTING
                          ------------------------------------------------------
          PERSON             8  SHARED DISPOSITIVE POWER   210767
           WITH
--------------------------------------------------------------------------------
9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         210767
--------------------------------------------------------------------------------
10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES *

                [ ]

--------------------------------------------------------------------------------
11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         8.8 %
--------------------------------------------------------------------------------
12 TYPE OF REPORTING PERSON *

         EP
================================================================================
                     * SEE INSTRUCTION BEFORE FILLING OUT!

---------------------------                                ---------------------
CUSIP NO. 20364V 10 9                 13G                    Page 3 of 9 Pages
---------------------------                                ---------------------

================================================================================
1 NAME OF REPORTING PERSON: Michael F. Bauman S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

   ###-##-####
--------------------------------------------------------------------------------

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
                                                                      (a) [_]
                                                                      (b) [x]
--------------------------------------------------------------------------------
3  SEC USE ONLY

--------------------------------------------------------------------------------
4  CITIZENSHIP OR PLACE OF ORGANIZATION

   United States of America

--------------------------------------------------------------------------------
           NUMBER OF           5  SOLE VOTING POWER              2,050
             SHARES

                             ---------------------------------------------------
          BENEFICIALLY         6  SHARED VOTING POWER            309,687
            OWNED BY

                             ---------------------------------------------------
              EACH             7  SOLE DISPOSITIVE POWER         2,050
           REPORTING

                             ---------------------------------------------------

             PERSON            8  SHARED DISPOSITIVE POWER       214,467
              WITH

--------------------------------------------------------------------------------
9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        311737
--------------------------------------------------------------------------------
10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES *

        [_]
--------------------------------------------------------------------------------
11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

        13.1 %
--------------------------------------------------------------------------------
12 TYPE OF REPORTING PERSON *

        IN
================================================================================
                     * SEE INSTRUCTION BEFORE FILLING OUT!

-----------------------                                    --------------------
CUSIP NO. 20364V 10 9                 13G                   Page 4 of 9 Pages
-----------------------                                    --------------------

================================================================================
1  NAME OF REPORTING PERSON:  Roger A. Charleston
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      ###-##-####
--------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *

                                                                        (a)
                                                                        (b) [x]
--------------------------------------------------------------------------------
3  SEC USE ONLY


--------------------------------------------------------------------------------
4  CITIZENSHIP OR PLACE OF ORGANIZATION

   United States of America
--------------------------------------------------------------------------------
         NUMBER OF             5  SOLE VOTING POWER           4,900
          SHARES
                             ---------------------------------------------------
       BENEFICIALLY            6  SHARED VOTING POWER         323,187
         OWNED BY
                             ---------------------------------------------------
           EACH                7  SOLE DISPOSITIVE POWER      4,900
         REPORTING
                             ---------------------------------------------------
          PERSON               8  SHARED DISPOSITIVE POWER    227,967
           WITH
--------------------------------------------------------------------------------
9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        328087
--------------------------------------------------------------------------------
10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES *

        [_]
--------------------------------------------------------------------------------
11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

        13.7 %
--------------------------------------------------------------------------------
12 TYPE OF REPORTING PERSON *

        IN
================================================================================
                     * SEE INSTRUCTION BEFORE FILLING OUT!

-----------------------                                  --------------------
CUSIP NO. 20364V 10 9                 13G                  Page 5 of 9 Pages
-----------------------                                  --------------------

================================================================================
1  NAME OF REPORTING PERSON:  Brad A. Jones
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       ###-##-####
--------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
                                                                        (a) [_]
                                                                        (b) [x]
--------------------------------------------------------------------------------
3  SEC USE ONLY

--------------------------------------------------------------------------------
4  CITIZENSHIP OR PLACE OF ORGANIZATION

   United States of America
--------------------------------------------------------------------------------
         NUMBER OF             5  SOLE VOTING POWER            0
          SHARES
                               -------------------------------------------------
       BENEFICIALLY            6  SHARED VOTING POWER          315,887
         OWNED BY
                               -------------------------------------------------
           EACH                7  SOLE DISPOSITIVE POWER       0
         REPORTING
                               -------------------------------------------------
          PERSON               8  SHARED DISPOSITIVE POWER     220,667
           WITH
--------------------------------------------------------------------------------
9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        315,887
--------------------------------------------------------------------------------
10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES *

        [_]
--------------------------------------------------------------------------------
11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

        13.2 %
--------------------------------------------------------------------------------
12 TYPE OF REPORTING PERSON *

        IN
================================================================================
                     * SEE INSTRUCTION BEFORE FILLING OUT!

                                                             Page 6 of 9 Pages

                       Securities and Exchange Commission
                            Washington, D.C.  20549


Item 1(a) Name of Issuer.
     Community Financial Corp.

Item 1(b) Address of Issuer's Principal Executive Offices.
     240 E. Chestnut Street
     Olney, Illinois  62450-2295

Item 2(a) Name of Person(s) Filing.

     Community Financial Corp. Employee Stock Ownership Plan ("ESOP"), and the following individuals who serve as trustees of the trust established under the
ESOP: Michael F. Bauman, Roger A. Charleston, and Brad A. Jones.

Item 2(b) Address of Principal Business Office.
     Same as Item 1(b).

Item 2(c) Citizenship.
     See Row 4 of the second part of the cover page provided for each reporting person.

Item 2(d) Title of Class of Securities.
     Common Stock, par value $.01 per share.

Item 2(e) CUSIP Number.
     See the upper left corner of the second part of the cover page provided for each reporting person.

Item 3.   Check whether the person filing is a:


     (f) [x] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see 13d-1(b)(1)(ii)(F),

     (h)  [x]  Group, in accordance with Rule 13d-1(b)(l)(ii)(H).


     Item (a) (b) (c) (d) (e) (g) - not applicable.

                                                       -----------------
                                                       Page 7 of 9 Pages
                                                       -----------------

Item 4.   Ownership.

     (a) Amount Beneficially Owned: See Row 9 of the second part of the cover page provided for each reporting person.

     (b) Percent of Class: See Row 11 of the second part of the cover page provided for each reporting person.

     (c) See Rows 5, 6, 7, and 8 of the second part of the cover page provided for each reporting person.

Item 5.   Ownership of Five Percent or Less of A Class.

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [_]

Item 6. Ownership of More than Five Percent on Behalf of Another Person. Pursuant to Section 13.7 of the ESOP, Community Financial Corp., acting as the ESOP Committee, has the power to direct the receipt of dividends on shares held in the ESOP trust.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

     Not applicable.

Item 8.   Identification and Classification of Members of the Group.

     This Schedule 13G is being filed on behalf of the ESOP identified in Item 2(a), filing under the Item 3(f) classification, and by each trustee of the trust established pursuant to the ESOP, filing under the Item 3(h) classification. Exhibit A contains a disclosure of the voting and dispositive powers over shares of the issuer held directly by these entities.

Item 9.   Notice of Dissolution of Group.

     Not applicable.

Item 10.  Certification.

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

                                                       -----------------
                                                       Page 8 of 9 Pages
                                                       -----------------

SIGNATURE:

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

COMMUNITY FINANCIAL CORP.
EMPLOYEE STOCK OWNERSHIP PLAN

By Its Trustees:


     /s/ Michael F. Bauman                         January 29, 1997
     --------------------------------              ----------------
     Michael F. Bauman, as Trustee                 Date


     /s/ Roger A. Charleston                       January 29, 1997
     --------------------------------              ----------------
     Roger A. Charleston, as Trustee               Date


     /s/ Brad A. Jones                             January 29, 1997
     --------------------------------              ----------------
     Brad A. Jones, as Trustee                     Date


/s/ Michael F. Bauman                              January 29, 1997
-------------------------------------              ----------------
Michael F. Bauman, as an Individual                Date
 Stockholder


/s/ Roger A. Charleston                            January 29, 1997
-------------------------------------              ----------------
Roger A. Charleston, as an Individual              Date
 Stockholder


/s/ Brad A. Jones                                  January 29, 1997
-------------------------------------              ----------------
Brad A. Jones, as an Individual                    Date
 Stockholder

                                                       -----------------
                                                       Page 9 of 9 Pages
                                                       -----------------

Exhibit A
---------

                       Identification of Members of Group
                       ----------------------------------


     The trustees of the ESOP hold shares of common stock of the issuer in trust for the benefit of employees participating in the ESOP. Pursuant to Section
13.6 of the ESOP, (i) the trustees vote common stock allocated to participant accounts in accordance with instructions by participants, (ii) shares of common stock of the issuer which have not been allocated and allocated stock for which no voting direction has been received shall be voted by the trustee in the manner directed by the issuer, and (iii) if the issuer gives no direction, the trustees shall vote such shares in their sole discretion. Pursuant to Section
13.3 of the ESOP, the trustees exercise investment direction as directed by the issuer in its capacity as the ESOP Committee. Overall, the trustees must exercise voting and dispositive power with respect to the assets held by the ESOP, including common stock of the issuer, in accordance with the fiduciary responsibility requirements imposed by Section 404 of the Employee Retirement Income Security Act of 1974, as amended.